UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Frost Family of Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code)):

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone Number (including area code):	1-877-713-7678

Name and address of agent for service of process:

Michael Beattie

c/o SEI Investments Company

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Copy to:

Sean Graber, Esq.

Morgan, Lewis, & Bockius, LLP

1701 Market St.
Philadelphia, PA 19103-2921

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [ X ] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Oaks, Commonwealth of Pennsylvania on the 21st day of December, 2018.

Frost Family of Funds

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President and Principal
Executive Officer

Attest:	/s/ Dianne M. Descoteaux
Name:	Dianne M. Descoteaux
Title:	Vice President and Secretary